UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SWEETGREEN, INC.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

87043Q108
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 87043Q108	SCHEDULE 13G	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,795,227

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,795,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,795,227

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 87043Q108	SCHEDULE 13G	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,795,227

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,795,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,795,227

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 87043Q108	SCHEDULE 13G	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,795,227

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,795,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,795,227

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 87043Q108	SCHEDULE 13G	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

Sweetgreen, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3102 36th Street, Los Angeles, CA 90018

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”); and
iii)	Kevin M. Ulrich (“Mr. Ulrich”).

This statement relates to Shares (as defined herein) held for the account of each of Anchorage Illiquid Opportunities Offshore Master V, Ltd., a Cayman Islands exempted limited partnership (“AIOOM V”) and Anchorage Illiquid Opportunities Master VI (A), L.P., a Cayman Islands exempted limited partnership (“AIOM VI (A)”). Capital Group is the investment advisor to each of AIOOM V Cayman and AIOM VI (A) Cayman. Management is the sole managing member of Capital Group. Mr. Ulrich is the Chairman of Capital Group and the managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company; and
iii)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

87043Q108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 4,795,227 Shares. This amount includes: (i) 2,427,233 Shares held for the account of AIOOM V; and (ii) 2,367,994 Shares held for the account of AIOM VI (A).

CUSIP No. 87043Q108	SCHEDULE 13G	Page 6 of 9 Pages
Item 4(b).	Percent of Class:

As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.93% of Shares outstanding. (There were 97,322,925 Shares outstanding as of November 2, 2022, according to the Issuer’s quarterly report on Form 10-Q, filed on November 9, 2022.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management and Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,795,227
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,795,227

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds identified in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 87043Q108	SCHEDULE 13G	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Chairman

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2023

CUSIP No. 87043Q108	SCHEDULE 13G	Page 8 of 9 Pages
EXHIBIT INDEX
Ex.		Page No.

A	Joint Filing Agreement	9

CUSIP No. 87043Q108	SCHEDULE 13G	Page 9 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Sweetgreen, Inc. dated as of February 14, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Chairman

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Managing Member

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2023